SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX
+1 212 839 5969 CTEODORO@SIDLEY.COM
AMERICA • ASIA PACIFIC • EUROPE

December 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anu Dubey, Division of Investment Management

Re:	Short Term Investment Fund for Puerto Rico Residents, Inc.

(1933 Act File No. 333-259157 / 1940 Act File No. 811-23673)

Dear Ms. Dubey:

On behalf of the Short Term Investment Fund for Puerto Rico Residents, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on November 14, 19 and 20, 2024, on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the Commission on November 4, 2024, and contained a Prospectus relating to the new issuance of Class B Shares, and also matters relating to existing Class A Shares, as well as a Statement of Additional Information relating to the Fund. We have discussed your Comments with representatives of the Fund. We are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) together with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

COMMENT LETTER

1.

Comment: In the next pre-effective amendment on Form 485A, please revise the Edgar class IDs to be consistent. The current class IDs list “Class A” and “Class B Shares.” They can be listed both with “Shares” or both without “Shares”

Response: The Fund has revised the Edgar class ID for Class B to delete “Shares” so that it is consistent with the listing for Class A.

PROSPECTUS

FEE TABLE

2.

Comment: The Staff notes the disclosure in footnote 2 regarding the Expense Limitation Agreement. Please disclose who can terminate the limitation agreement prior to January 31, 2026, if anybody can. (See Instruction 3(e) to Item 3 of Form N-1A).

Response: The Fund has added the requested disclosure.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

PRINCIPAL INVESTMENT STRATEGIES AND RISKS

3.

Comment: The Staff notes the disclosure in the second paragraph under Principal Investment Strategies of the Fund: “The Fund principally invests in U.S. high quality short-term instruments ..” Please also disclose what “high quality” means in the Summary Prospectus similar to what the Fund included in the Item 9 disclosure.

Response: The Fund has added disclosure explaining what “high quality” means in the Summary Prospectus similar to what the Fund included in the Item 9 disclosure.

4.

Comment: The Staff notes the disclosure in the second paragraph under Principal Investment Strategies of the Fund: “The Fund principally invests in U.S. high quality short-term instruments, including securities issued or guaranteed by the U.S. government, its agencies and instrumentalities and/or mortgage-backed securities.” If accurate, please disclose that the mortgage-backed securities are agency-issued mortgage-backed securities. Alternatively, revise the sentence to clarify whether the Fund invests in both agency and non-agency mortgage-backed securities as a principal strategy.

Response: The mortgage-backed securities are agency-issued mortgage-backed securities. The requested disclosure has been added to the section “Principal Investment Strategies of the Fund.”

5.

Comment: The Staff notes the disclosure in the fifth paragraph under Principal Investment Strategies of the Fund: “The Fund will not invest in mortgage-backed securities that represent residual interests except as may otherwise be approved by the Board of Directors (the “Board”).” Please move the disclosure regarding investment in residual interests to the “Other Information” section of the Registration Statement per Response #9 in December 21, 2023 Response Letter.

Response: The above-mentioned reference to investments in residual interests in mortgage-backed securities will be moved to the section “Other Investments”.

6.

Comment: The Staff notes the disclosure under “Credit Risk”, as follows: “To the extent that the Fund will typically invest a majority of its assets in securities issued by other investment companies for which, like the Fund, UBS Asset Managers of Puerto Rico acts as investment adviser, and investing in similar types of assets, this risk may be magnified.” If the Fund invests in the investments identified in the principal strategies through other UBS-managed funds, please disclose that in principal strategies and any corresponding risks in principal risks. Alternatively, please delete this disclosure.

Response: The Fund has deleted the referenced disclosure.

7.

Comment: The Staff notes the disclosure under “Mortgage-Backed Securities Risk,” if the Fund invests significantly in commercial mortgage-backed securities, consider whether Mortgage-backed securities risk factor should be enhanced to reflect particular risks of current commercial mortgage market.

Response: The Fund confirms that it does not invest significantly in commercial mortgage-back securities.

PERFORMANCE INFORMATION

8.	Comment: Please confirm that each class of shares pays all expenses of its own distribution arrangements, as required by Rule 18f-3(a)(1)(i).

Response: The Fund confirms that each class of shares pays all expenses of its own distribution arrangements, as required by Rule 18f-3(a)(1)(i).

9.

Comment: Please explain how Class A and Class B Shares satisfy Rule 18f-3(a)(1)(i), which states that “each class shall have a different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement.”

Response: Class A and Class B shares satisfy the requirements of Rule 18f-3(a)(1)(i) as each Class is subject to different distribution arrangements. Class B Shares will be distributed through a ticketed platform. Class A shares were historically distributed through a sweep platform and will not be distributed through the same ticketed platform.

10.

Comment: The Staff notes the disclosure that states: “The performance of the Class B Shares would be the same as the Class A Shares because the Class B Shares and the Class A Shares are invested in the same portfolio of securities and have the same expenses.” Please revise to reflect that each class pays the expenses of its own distribution arrangements.

Response: The Fund has revised the referenced language as follows:

“The performance of the Class B Shares would be the same as the Class A Shares because the Class B Shares and the Class A Shares are invested in the same portfolio of securities and have the same expense arrangements, though Class A Shares and Class B Shares each pay all expenses of its own distribution arrangements.”

INVESTMENT ADVISER

11.

Comment: The Staff notes the disclosure that states: “The Fund’s investment adviser is UBS Asset Managers of Puerto Rico (as previously defined, the “Investment Adviser”), a division of UBS Trust Company of Puerto Rico, is the Fund’s investment adviser.” Please delete “, is the Fund’s investment adviser,” which is repetitive.

Response: The Fund has made the requested deletion.

MORE INFORMATION ABOUT THE FUND – PRINCIPAL INVESTMENT STRATEGIES OF THE FUND

12.

Comment: The Staff notes the disclosure in the eighth paragraph: “The above describes the Fund’s current investment strategy.” Please insert a heading right above the referenced disclosure entitled “Anticipated Principal Investment Strategy”. Per Response #11 in December 21, 2023 Response Letter.

Response: The Fund has added the requested heading.

13.

Comment: The Staff notes the disclosure in the ninth paragraph: “However, if the Fund is able to procure sufficient Puerto Rico securities …” Please disclose what “Puerto Rico securities” are. E.g., securities issued by Puerto Rican issuers, as defined below, if accurate.

Response: The Fund has added the requested disclosure.

MORE INFORMATION ABOUT THE FUND – INVESTMENT PROCESS

14.

Comment: Please move the “Investment Process” section above the “Anticipated Principal Investment Strategy” section, so that the “Anticipated” section comes at the end of the Item 9 principal strategies.

Response: The Fund has moved the “Investment Process” section above the “Anticipated Principal Investment Strategy” section, as requested.

MORE INFORMATION ABOUT THE FUND ADDITIONAL RISKS

15.	Comment: The Staff notes the risk factor with the header “U.S. Government Securities Risk”. Please move the risk factor to the “Principal Risks” section.

Response: The referenced risk factor was moved to the “Principal Risks” section in the main Prospectus.

16.	Comment: The Staff notes the risk factor with the header “Temporary Defensive Investments.” Please disclose the types of investments the Fund will invest in when taking temporary defensive positions.

Response: The Fund has added the requested disclosure.

17.

Comment: The Staff notes the risk factor with the header “Loss of Tax Benefits Risk.” Please consider whether this is a principal risk (as opposed to an additional risk) that should be identified under “Principal Risks.”

Response: The referenced risk factor was moved to the “Principal Risks” section in the main Prospectus.

18.

Comment: The Staff notes the italicized sentence: “In addition to the above risk factors, if the Fund is able to procure sufficient Puerto Rico securities and accordingly modify its current investment strategy, the Fund will also be subject to the following risk factors:” Please add a bold heading to separate above risks from below risks. E.g., “Anticipated Principal Risks Resulting from Anticipated Principal Strategies.”

Response: The Fund has added the requested heading.

19.	Comment: Please revise the above referenced italicized sentence to specifically reference the “Anticipated Principal Investment Strategy” section where the modified strategy is described.

Response: The Fund has added the requested referenced to the “Anticipated Principal Strategy” section.

MANAGING YOUR FUND ACCOUNT

20.

Comment: Notwithstanding that Class A is not currently available for purchase, please include the disclosure required by Item 11 (i.e., Shareholder Information including (a) pricing of Fund Shares, (b) purchase of Fund shares and (c) redemption of Fund shares).

Response: The disclosure under “Managing Your Fund Account” has been revised so that it refers to Class A Shares as well.

21.

Comment: The Staff notes the disclosure that states: “The Class B Shares will be sold at the NAV of the Class B Shares next calculated after the purchase order is placed.” Please revise this sentence to state that Class A and Class B Shares are both sold at NAV as you state for redemptions on page A-16 below.

Response: The Fund has revised the referenced disclosure, as requested.

VALUATION

22.	Comment: Notwithstanding that Class A is not currently available for purchase, please include in the section “Valuation” the same information for Class A that is currently included for Class B.

Response: The disclosure under “Valuation” has been revised so that it refers to Class A Shares as well.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS-NOTATIONS REGARDING THE FUNDS’ FUNDAMENTAL INVESTMENT RESTRICTIONS

23.

Comment: The Staff notes the disclosure on page SAI-2 “The Fund may not (iii) make an investment in any one industry if, at the time of purchase, the investment would cause the aggregate value of the Fund’s investments in such industry to equal 25% or more of the Fund’s total assets, provided that this limitation shall not apply to … (ii) investments in high quality, short-term securities issued by Puerto Rico investment companies.” Please disclose below that the Fund will consider the holdings of other investment companies in which it invests when determining compliance with its concentration policies.

Response: The Fund has added the requested disclosure.

PRICING OF SHARES

24.	Comment: Please add disclosure of pricing of Class A Shares.

Response: The disclosure under “Pricing of Shares” has been revised so that it refers to Class A Shares as well.

BENEFICIAL OWNERS

25.	Comment: Please also disclose the address and percentage of ownership of the disclosed entity.

Response: The Fund will add the requested disclosure.

26.	Comment: Please disclose the percentage of Fund’s equity securities owned by all Fund officers and directors as a group. If less than 1%, disclose a statement to that effect. See Item 18(c).

Response: The Fund had previously made this disclosure with respect to the Fund’s directors on page SAI-16 and will also add a reference to the Fund’s officers in such statement.

PART C

ITEM 30

27.	Comment: Please add language required by Rule 484 under the Securities Act of 1933, as amended, given that you are requesting acceleration of effectiveness.

Response: The Fund has added the requested disclosure.

ACCOUNTING COMMENTS

28.	Comment: To the extent you are requesting acceleration of effectiveness, please include the name of the Fund’s auditor and the auditor’s consent.

Response: The Fund will include the name of the auditor and the auditor’s consent in the amendment that responds to the Staff’s comments and will request acceleration with respect to such amendment.

29.	Comment: In the Statement of Additional Information, in the “Financial Statements” section that incorporates by reference to the Fund’s most recent N-CSR. Please include a hyperlink to that filing.

Response: The Fund has added the requested hyperlink.

***

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

CC:

Jesse C. Kean

Andrew M. Friedman